Exhibit 2

management’s discussion and analysis

Management’s Discussion and Analysis of the financial position and results of operations for the fiscal year ended August 31, 2004 is prepared at October 31, 2004. This should be read in conjunction with the Company’s August 31, 2004 Annual Report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to note 23 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

OVERVIEW

Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

     Corus manages its business in three operating segments: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a)	Radio

The Radio segment is comprised of 50 radio stations, primarily situated in eight of the ten largest Canadian markets by population, and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

(b)	Television

The Television segment is composed of the following: specialty television networks YTV, W Network (formerly WTN, Women’s Television Network), Treehouse TV, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion and 40% interest in TELETOON; Corus premium television services of Movie Central and Encore Avenue; interests in three digital television channels; three conventional television stations; Max Trax, a digital audio service; and Digital ADventure, a cable advertising service. Revenues for specialty television networks and digital television channels are generated from affiliate subscriber fees and advertising. Revenues for premium television and digital audio services are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising.

(c)	Content

The Content segment consists of the production and distribution of television programs and the branded consumer products business (formerly merchandise licensing and publishing businesses) of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of television programs, merchandise licensing and publishing.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenues, operating, general and administrative expenses and segment profit and segment profit margin, the following key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenues

     Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating the level of growth in a competitive market place.

     The primary sources of revenues for the Company are outlined in the “Overview” section above.

     Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2004 derived primarily from four areas: advertising (55%), subscriber fees (27%), license fees (8%) and publishing and merchandising (7%).

Operating, general and administrative expenses

Consolidated operating, general and administrative expenses include amortization of program and film rights (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived), amortization of film investments (costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs. Cost of goods sold relating to publishing include the material cost of the product, printing, freight, customs and duties and royalties to authors and illustrators based upon sales and is included in operating, general and administrative expenses. Approximately 27% and 41% of consolidated operating, general and administrative expenses in fiscal 2004 (2003 – 31% and 30%, respectively) were composed of employee remuneration and programming and film costs, respectively.

Segment profit and segment profit margin

Segment profit is calculated as revenues less operating, general and administrative expenses as reported in the Company’s consolidated statements of income (loss) and retained earnings (deficit). The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) interest on long-term debt, (ii) non-cash expenses such as depreciation, amortization, loss (gain) on sale of investments, hedge transaction loss, asset write-downs, and goodwill and intangible impairment loss; and (iii) items not indicative of the Company’s core operating results such as restructuring charges, and other expense (income). Segment profit is also one of the measures used by the investing community to value the Company and is included in note 16 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow

Free cash flow is calculated as cash provided by (used in) operating activities plus (less) cash provided by (used in) investing activities as reported in the consolidated statements of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

(thousands of Canadian dollars)	2004	2003	2002

Cash provided by (used in):
Operating activities	84,912	64,622	27,892
Investing activities	(32,425)	(27,803)	49,926

Free cash flow	52,487	36,819	77,818

Net debt and adjusted net debt

Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Adjusted net debt is calculated as net debt adjusted for the unrealized cumulative foreign exchange gains on the Company’s senior subordinated notes. Adjusted net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

(thousands of Canadian dollars)	2004	2003

Long-term debt	529,139	558,437
Cash and cash equivalents	(95,231)	(43,874)

Net debt	433,908	514,563
Unrealized cumulative foreign exchange gains	111,625	84,363

Adjusted net debt	545,533	598,926

Adjusted net debt to adjusted segment profit

Adjusted net debt to adjusted segment profit is calculated as adjusted net debt divided by adjusted segment profit. Adjusted segment profit is calculated as segment profit adjusted for items not considered being in the ordinary course of business. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through on-going operations.

(thousands of Canadian dollars except ratios)	2004	2003	2002

Adjusted net debt [numerator]	545,533	598,926	641,811

Adjusted segment profit
Segment profit	90,398	165,312	125,571
Write-down of investment in film	85,000	—	40,000

Adjusted segment profit [denominator]	175,398	165,312	165,571

Adjusted net debt to adjusted segment profit	3.1	3.6	3.9

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing earnings measures in accordance with GAAP, the Company presents certain supplemental earnings measures and financial information. These are free cash flow, net debt, adjusted net debt, and net debt to adjusted segment profit, which are described in the “Key Performance Indicators” section, and pro forma information to assist readers in understanding fiscal 2003. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Pro forma information

Pro forma information (including pro forma revenues and pro forma segment profit) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in fiscal 2003 as if the businesses had been owned for the same number of days in fiscal 2002. Pro forma information is provided on the basis of the Company’s reportable business segments (Radio, Television and Content) for revenues and segment profit since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 or fiscal 2003.

Pro forma results reconciliation

The following table reconciles pro forma revenues and segment profit for the year ended August 31, 2002 to actual results as reported in the consolidated statements of income (loss) and retained earnings (deficit) for the same period and should be read in conjunction with the preceding comments on supplemental earnings measures:

	YEAR ENDED AUGUST 31, 2002
(thousands of Canadian dollars)	AS REPORTED	ACQUISITIONS	DISPOSITIONS	PRO FORMA

Revenues:
Radio	211,416	696	(196)	211,916
Television	308,529	15,184	(21,892)	301,821
Content
production and distribution	99,357	—	—	99,357
branded consumer products	60,558	—	(36,356)	24,202
Eliminations	(5,357)	—	—	(5,357)

	674,503	15,880	(58,444)	631,939

Segment profit: (1)
Radio	52,853	96	140	53,089
Television	99,061	2,232	(5,029)	96,264
Content
production and distribution	(28,797)	—	—	(28,797)
branded consumer products	7,843	—	(3,291)	4,552
Corporate	(4,750)	—	—	(4,750)
Eliminations	(639)	—	—	(639)

	125,571	2,328	(8,180)	119,719

Notes:
(1) As defined in “Key Performance Indicators  -  Segment profit”.

ANNUAL SELECTED FINANCIAL INFORMATION

The following table presents summary financial information for Corus for each of the listed years ended August 31:

(millions of Canadian dollars except percentages and per share amounts)				% INCREASE (DECREASE)
				2004	2003
				OVER	OVER
	2004	2003	2002	2003	2002

Revenues	666.8	643.9	674.5	3.6	(4.6)
Segment profit(1)	90.4	165.3	125.6	(45.3)	31.6
Net income (loss)	(23.1)	40.0	(168.6)

Earnings (loss) per share
Basic and diluted	(0.54)	0.94	(3.96)

Total assets	1,896.9	1,940.6	1,940.0

Total long-term financial liabilities	690.9	693.5	731.3

Cash dividends declared per share
Class A Voting	0.04	—	—
Class B Non-Voting	0.05	—	—

Notes:
(1) As defined in “Key Performance Indicators  -  Segment profit”.

Revenues from operations increased by 4% to $667 million in 2004.

Segment profit decreased by 45% to $90.4 million in 2004 as a result of a non-cash write-down of film investments of $85 million in the third quarter.

Segment profit margins were 14% in 2004 compared to 26% in 2003.

The specialty television networks delivered double-digit segment profit growth in 2004.

Ontario and Quebec Radio outperform market growth in 2004.

2004	Positive cash delivered from Content on a reduced production slate.
In the first quarter, two strategic deals for its new Home Entertainment department at Nelvana were announced with U.S.-based distributor, FUNimation, acquiring the rights to release 44 back- catalog titles and Maverick in the U.K. to market 33 Nelvana library titles, plus options on new releases.
Non-cash negative impact of $0.42/share was recognized for changes in Ontario tax rates in the first quarter.	Free cash flow of $52 million, up 43% from August 31, 2003.
Adjusted net debt reduced to $546 million at August 31, 2004 from $599 million at August 31, 2003.
Adjusted net debt to adjusted segment profit target achieved at 3.1 times.
Corus commences payment of semi- annual dividends for holders of its Class A and Class B shares of $0.02 and $0.025 respectively on December 31, 2003 and June 30, 2004.

FISCAL HIGHLIGHTS	OPERATIONS	FINANCIAL	REGULATORY

2003	Revenue from operations decreased by 5% to $644 million in 2003.
Segment profit increased by 32% to $165 million in 2003.
Segment profit margins were 26% in 2003 compared to 19% in 2002.
Television enjoyed spectacular ratings growth in the Adult 25–54 demographic with W Network growing by 46%, CMT by 50% and YTV by 29%. The sales team capitalized on the strong W Network ratings and grew advertising revenues over 35% on a pro forma basis.	Free cash flow of $37 million, exceeding guidance.
Adjusted net debt reduced to $599 million at August 31, 2003 from $642 million at August 31, 2002.
		Adjusted net debt to adjusted segment profit reduced to 3.6 times.	On March 29, 2003, The Copyright Board of Canada issued its decision on a proposal by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Société du droit de reproduction des auteurs, and compositeurs et éditeurs au Canada (SODRAC) for tariffs on the reproduction of musical works by commercial radio stations. The decision requires licensees to commit up to 0.8% of revenues, retroactive to 2001, to be paid in royalties.

Content made great progress against its strategic objectives during the year. The division was cash flow positive as a result of the reduction in slate size, aggressive collection of tax credits and various cost cutting initiatives. The success of Beyblade added not only to the cash position but also enabled Content to generate approximately 40% of their revenues from branded consumer products.

Radio remained the Canadian leader in daily reach, revenues, and share of tuning with a market share of 29% in terms of reach, 26% ahead of the next closest competitor.

RESULTS OF OPERATIONS

The following table presents summary financial information for Corus’ operating business segments and a reconciliation of net income (loss) to segment profit for each of the listed years ended August 31:

							% INCREASE DECREASE
(millions of Canadian dollars except							2004 OVER	2003 OVER
percentages and per share amounts)	2004	%(2)	2003	%(2)	2002	%(2)	2003	2002

Revenues
Radio	227.9	34.2	226.0	35.1	211.4	31.3	0.8	6.9
Television	332.3	49.8	306.9	47.7	308.5	45.7	8.3	(0.5)
Content	112.6	16.9	116.3	18.0	159.9	23.7	(3.2)	(27.3)
Eliminations	(6.0)	(0.9)	(5.3)	(0.8)	(5.3)	(0.7)	—	—

	666.8	100.0	643.9	100.0	674.5	100.0	3.6	(4.6)

Operating, general and administrative expenses
Radio	167.9	73.7	167.9	74.3	158.5	75.0	—	5.9
Television	207.2	62.4	193.5	63.0	209.4	67.9	7.1	(7.6)
Content	196.3	174.3	113.1	97.2	180.9	113.1	73.6	(37.5)
Corporate	11.0	1.6	8.8	1.4	4.8	0.7	25.0	83.3
Eliminations	(6.0)	(0.9)	(4.7)	(0.7)	(4.7)	(0.7)	—	—

	576.4	86.4	478.6	74.3	548.9	81.4	20.4	(12.8)

Segment profit (1)
Radio	60.0	26.3	58.1	25.7	52.9	25.0	3.3	9.8
Television	125.1	37.6	113.4	37.0	99.1	32.1	10.3	14.4
Content	(83.7)	(74.3)	3.2	2.8	(21.0)	(13.1)	(2,715.6)	115.2
Corporate	(11.0)	(1.6)	(8.8)	(1.4)	(4.8)	(0.7)	(25.0)	(83.3)
Eliminations	—	—	(0.6)	(0.1)	(0.6)	(0.1)	—	—

	90.4	13.6	165.3	25.7	125.6	18.6	(45.3)	31.6

Depreciation	25.7	3.9	24.7	3.8	26.0	3.9	4.0	(5.0)
Amortization	7.3	1.1	9.8	1.5	8.6	1.3	(25.5)	14.0
Interest on long-term debt	55.3	8.3	61.0	9.5	57.7	8.6	(9.3)	5.7
Loss (gain) on sale of investments	—		1.0		(18.2)
Other expense (income), net	(5.0)		(9.4)		0.3
Restructuring charges	—		5.0		22.1
Hedge transaction loss	—		—		20.4
Asset write-downs	—		2.4		15.3
Goodwill and intangible impairment loss	—		—		162.8

Income (loss) before income taxes	7.1		70.8		(169.4)

Income tax expense (recovery)	26.9		28.6		(2.3)

Income (loss) before equity earnings from investees and non-controlling interest	(19.8)		42.2		(167.1)
Equity earnings from investees	—		—		0.1
Non-controlling interest	(3.3)		(2.2)		(1.6)

Net income (loss) for the year	(23.1)		40.0		(168.6)

Notes:

(1) As defined in “Key Performance Indicators  -  Segment profit”.

(2) Operating, general and administrative expenses and segment profit for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

FISCAL 2004 COMPARED TO FISCAL 2003

Revenues for fiscal 2004 were $666.8 million, up 4% from $643.9 million last year. Television and Radio experienced increases of 8% and 1%, respectively, while Content was down 3% compared to the prior year.

     Operating, general and administrative expenses were $576.4 million, up from $478.6 million in the prior year. The fiscal 2004 results include a write-down in film investments of $85.0 million. Excluding the write-down, operating, general and administrative expenses were up 3% from the prior year. The increase is primarily due to increased selling costs associated with increased revenues and higher programming costs.

     Segment profit for fiscal 2004 was $90.4 million, down 45% from $165.3 million last year. The Radio division achieved segment profit of $60.0 million, an increase of 3% over the prior year. The Television division’s segment profit of $125.1 million represents a segment profit growth of 10%. The Content division generated a loss of $83.7 million, after earning a profit of $3.2 million in the prior year. Segment profit margin for the year ended August 31, 2004 was 14% compared to 26% in fiscal 2003.

Radio

Radio revenues for the year were $227.9 million, up 1% from the prior year. The Ontario and Quebec regions delivered strong performances for both the quarter and year. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2004, advertising sales growth for Corus’ Ontario and Quebec regions exceeded overall market growth for those regions. This helped to offset weaker results from the western regions as the Company made changes to address competitive challenges in key markets. While the western region lagged behind overall market growth for the region in the year, as indicated by the TRAM report, Corus’ strategy, which included reformatting several stations, has translated into improved summer Bureau of Broadcast Measurement ratings.

     Operating, general and administrative expenses for the year were $167.8 million, essentially unchanged from the prior year.

     Segment profit for the year was $60.0 million, 3% higher than the prior year. Segment profit margin for the year remained unchanged at 26%.

Television

Television revenues for the year were $332.3 million, up 8% over last year. Advertising and subscriber revenues increased in the year by 13% and 5%, respectively, with Movie Central, Corus’ western-based pay television service, finishing the year with 707,000 subscribers, up 7% from August 31, 2003.

     Operating, general and administrative expenses for fiscal 2004 were $207.3 million, up 7% from the prior year. Amortization of program and film rights increased as a result of increased programming expenditures at W Network and Movie Central. Selling costs have increased in proportion to increases in revenues, while savings have been realized in general and administrative expenses.

     Segment profit for the year was $125.1 million, up 10% from the prior year. Segment profit margin was 38%, up from 37% last year.

Content

Content revenues for the year were $112.6 million, a decrease of 3% from the prior year.

     Production and distribution revenues of $62.8 million represented an 11% decrease from the prior year. This decrease resulted from a reduced production slate, as 121 episodes and three direct-to-video features were delivered in the year, compared to 140 episodes and two direct-to-video features in the prior year. This decrease was offset by an increase in library revenues, including home video sales.

     The branded consumer products business delivered revenues for the year of $49.9 million, up 9% from the prior year reflecting the cyclical nature of the merchandising business. The increase was primarily driven by the merchandising success of the Beyblade brand.

     Operating, general and administrative expenses for the year were $196.4 million up from $113.1 million in the prior year, reflecting a write-down of film investments of $85.0 million recorded in the third quarter of fiscal 2004. This write-down results from a challenging library market and foreign exchange, specifically a lower U.S. dollar, which caused the Company to lower estimates of future revenues.

     Segment loss for the year was $83.7 million, down from a profit of $3.2 million last year.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2004 was $11.0 million, up from $8.8 million in 2003. This was a planned increase due to the Company’s decision to expense stock options, as well as the introduction of the Performance Share Units (“PSU”) program in fiscal 2003. The PSU program is designed to restrict and reduce the number of stock options issued. Payment is linked to prescribed share growth, and a stock purchase and retention requirement.

Depreciation

Depreciation expense was $25.7 million, compared to $24.7 million in the same period last year. The increase is primarily due to increased capital expenditures.

Amortization

Amortization expense was $7.3 million, down from $9.8 million last year. The decrease was due to a reduced cost base as deferred pre-operating costs and radio reformatting costs became fully amortized.

Interest on long-term debt

Interest expense was $55.3 million, down from $61.0 million last year primarily due to a lower average debt balance and savings generated by a fixed-to-floating interest rate swap entered into in the first quarter of fiscal 2004. The effective interest rate for the year was 8.6% compared to 8.7% in the prior year.

Loss on sale of investments

The loss on sale of investments of $1.0 million in fiscal 2003 related to the disposition of various non-core assets.

Other expense (income), net

Other expense (income) for the year was income of $4.9 million, compared to income of $9.4 million in the prior year. The current year includes net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million, while the prior year includes foreign exchange gains of $6.6 million.

Restructuring charges

The restructuring charges of $5.0 million in fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes

Income tax expense was $26.9 million for the year on income before income taxes of $7.1 million. The first quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. The third quarter was impacted by the tax benefit recognized on the write-down of film investments. The effective tax rate for the year excluding the impact of the Ontario tax rate change and the film investment write-down was 36.7%, in line with the statutory rate of 36.3%.

Net income (loss)

Net loss for fiscal 2004 was $23.1 million, down from income of $40.0 million last year. Loss per share for the year was $0.54 basic and diluted, compared with earnings of $0.94 basic and diluted last year. The after-tax impacts of the write-down in film investments and of the Ontario tax rate change were a reduction of $1.41 and $0.42 per share, respectively.

FISCAL 2003 COMPARED TO FISCAL 2002

Revenues for fiscal 2003 were $643.9 million, down 5% from $674.5 million in fiscal 2002. The decrease in revenues was attributable to various business divestures in fiscal 2002 and 2003 and the planned reduction in Nelvana’s production slate. On a pro forma basis, revenues increased 2% from $631.9 million in fiscal 2002 reflecting strong advertising revenue growth from the Radio and Television divisions.

     Operating, general and administrative expenses were $478.6 million, down 13% from $548.9 million in fiscal 2002 primarily as a result of the $40.0 million write-down in film investment in fiscal 2002 offset by increased variable operating expenses in fiscal 2003 associated with increased revenues. On a pro forma basis, operating, general and administrative expenses decreased 7% from $512.2 million in fiscal 2002.

     Segment profit for fiscal 2003 was $165.3 million, up 32% from $125.6 million in fiscal 2002. The Radio division achieved segment profit of $58.1 million, an increase of 10% over the prior year. The Television division’s segment profit of $113.4 million represents a segment profit growth of 14% over the prior year. The Content division earned segment profit of $3.2 million, after incurring a loss of $21.0 million in the prior year. On a pro forma basis, segment profit was up 38% from $119.7 million in fiscal 2002. Television and Radio achieved pro forma segment profit growth of 18% and 10% respectively. Segment profit margin for the year ended August 31, 2003 was 26% compared to 19% in fiscal 2002.

Radio

Radio revenues for fiscal 2003 were $226.0 million, up 7% from $211.4 million in fiscal 2002. On a pro forma basis, there was no significant increase or decrease in revenues. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2003, total advertising sales for Corus’ major market radio stations exceeded overall major market growth.

     Operating, general and administrative expenses for fiscal 2003 were $167.9 million, up 6% from $158.5 million in fiscal 2002 reflecting increased variable costs associated with increased revenues and the new reproduction rights tariff established by the Copyright Board of Canada. The tariff requires radio licensees to commit up to 0.8% of revenues to be paid in royalties with retroactive payments to 2001. The impact to Corus in fiscal 2003 was a one-time retroactive payment of approximately $2.0 million that was charged to operations.

     Segment profit was $58.1 million for fiscal 2003, up 10% from $52.9 million in fiscal 2002 (up 14% excluding the onetime retroactive payment of the new reproduction rights tariff). Segment profit margin was 26% in fiscal 2003, compared to 25% in fiscal 2002.

Television

Television revenues for fiscal 2003 were $306.9 million, down from $308.5 million in fiscal 2002. Fiscal 2003 results reflect the operations of W Network for a full year but do not reflect the operations of Viewer’s Choice which was disposed of in fiscal 2002. On a pro forma basis, revenues were up 2% from $301.8 million in fiscal 2002. The Television division enjoyed impressive audience growth in fiscal 2003. The analog specialty television services, YTV, W Network and CMT, posted a 40% increase in the important Adult 25 – 54 demographic over the previous year, outpacing the industry trend. Advertising revenues were up 9% (or 5% for the year on a pro forma basis). The majority of the advertising revenue gain came from the strong performance at W Network which bettered pro forma prior year by 36%. Subscriber revenues were flat over the prior year on a pro forma basis. Despite premium subscriber declines in Spring/Summer 2002 due to pricing activity by broadcast distribution undertakings, Movie Central, Corus’ western-based pay television service, finished the year with 658,000 subscribers, up 8% from the prior year.

     Operating, general and administrative expenses for fiscal 2003 were $193.5 million, down 8% from $209.4 million in fiscal 2002, reflecting primarily the disposition of Viewer’s Choice in fiscal 2002. On a pro forma basis, expenses are down 6% from $205.6 million in fiscal 2002 due to cost saving initiatives in programming and administrative expenses.

     Segment profit was $113.4 million for fiscal 2003, up 14% from $99.1 million for fiscal 2002. On a pro forma basis, segment profit increased 18% from $96.3 million in the prior year. Segment profit margin was 37% in fiscal 2003, compared to 32% in fiscal 2002.

Content

Content revenues were $116.3 million in fiscal 2003, down 27% from $159.9 million in fiscal 2002. Fiscal 2003 results do not reflect the operations of Klutz, the U.S. publishing business, which was disposed of in fiscal 2002. On a pro forma basis, revenues decreased 6% from $123.6 million in the prior year. The production and distribution revenues for fiscal 2003 were $70.5 million, down 29% from the prior year reflecting lower planned production in the current year (140 episodes compared to 252 episodes in fiscal 2002).

     For the branded consumer products business, revenues for fiscal 2003 were $45.8 million, down 24% from the prior year (up 89% on a pro forma basis excluding Klutz). The tremendous growth in pro forma revenues was primarily due to the strong merchandising sales from Beyblade and Rescue Heroes.

     Operating, general and administrative expenses for fiscal 2003 were $113.1 million, down 37% from $180.9 million in the prior year. On a pro forma basis, expenses are down 23% from $147.8 million in the prior year reflecting the $40.0 million write-down in film investments in fiscal 2002 offset by a higher rate of amortization of film investments and higher cost of sales associated with increased merchandising revenues in fiscal 2003.

     Segment profit for fiscal 2003 was $3.2 million, compared to a loss of $21.0 million in the prior year (a loss of $24.2 million in the prior year on a pro forma basis). Segment profit margin was 3% for fiscal 2003, compared to a negative margin on a pro forma basis in fiscal 2002.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2003 was $8.8 million, up from $4.8 million in 2002. This was a planned increase due to the centralization of functional departments such as Human Resources, Communications and Business Affairs, as well as the introduction of the Performance Share Units (PSU) program. The PSU program is designed to restrict and reduce the number of stock options issued. Payment is linked to prescribed share growth, and a stock purchase and retention requirement.

Depreciation

Depreciation expense was $24.7 million for 2003, down from $26.0 million in 2002. The decrease was the result of various business divestitures, offset by a higher capital base in the remaining operations.

Amortization

Amortization was $9.8 million for 2003, up from $8.6 million in fiscal 2002. The increase is the result of a write-off of approximately $1.0 million of deferred financing charges related to a credit facility that was cancelled in fiscal 2003.

Interest on long-term debt

Interest expense was $61.0 million, up from $57.7 million in fiscal 2002 reflecting higher interest expense associated with a full year’s inclusion in fiscal 2003 of the senior subordinated debt issued in fiscal 2002. The effective interest rate for fiscal 2003 was 8.7% compared to 7.7% in the prior year.

Loss (gain) on sale of investments

The loss on sale of investments of $1.0 million in fiscal 2003 relates to the disposition of the Company’s 70% interest in the digital channel Country Canada and the sale of the Company’s 100% interest in Sound Products Limited. The prior year’s gain of $18.2 million resulted from the disposal of the Company’s interest in The Comedy Network, Klutz, and Viewer’s Choice, and the sale of Astral Media Inc. shares.

Other expense (income), net

Other income for the year was $9.4 million, compared to an expense of $0.3 million in the prior year. This increase is the result of foreign exchange gains on U.S. dollar denominated bank debt in fiscal 2003.

Restructuring charges

In response to the weakened world market for film production and distribution, Corus continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the year, representing primarily workforce reductions in the Content division. This reduced workforce is reflective of the reduced level of production slated in fiscal 2003 and future years. The results for fiscal 2002 included restructuring charges of $22.1 million.

Hedge transaction loss

The hedge transaction loss of $20.4 million in fiscal 2002 reflects the non-cash expense associated with unwinding U.S. $147.0 million of cross-currency interest rate swaps.

Asset write-downs

Non-core assets were written down in fiscal 2003 in the amount of $2.4 million. Asset write-downs of $15.2 million in fiscal 2002 relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company’s investments in Liberty Digital Inc. and Local Media Internet Venture to net realizable value.

Goodwill and intangible impairment loss

During fiscal 2002, as a result of the adoption of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million primarily in the Content division associated with the production and distribution business.

Income taxes

The effective tax rate for the year ended August 31, 2003 was 40.3% compared to the statutory rate 37.5% primarily due to the difference between tax and accounting treatment of the business divestitures during the year.

Net income (loss)

Net income for the fiscal 2003 was $40.0 million, compared to a loss of $168.6 million in the prior year. Earnings per share were $0.94 basic and diluted, compared with a loss per share of $3.96 basic and diluted in fiscal 2002.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended August 31, 2004. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.

		SEGMENT	NET INCOME	EARNINGS (LOSS) PER SHARE
(thousands of Canadian dollars)	REVENUES	PROFIT (1)	(LOSS)	BASIC	DILUTED

2004 4th Qtr	$162,959	42,837	14,018	$0.33	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19	0.19
1st Qtr	184,962	57,269	5,700	0.13	0.13

2003 4th Qtr	$175,138	41,737	12,432	$0.29	$0.29
3rd Qtr	155,296	44,186	12,265	0.29	0.29
2nd Qtr	147,542	31,431	7,028	0.16	0.16
1st Qtr	165,942	47,958	8,296	0.19	0.19

Notes:
(1) As defined in “Key Performance Indicators – Segment profit”.

Seasonal fluctuations

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Our broadcasting businesses (Radio and Television) and our Content business each has unique seasonal aspects.

     For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

     For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

Significant items causing variations in quarterly results

•	First quarter fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million ($0.42/share).

•	Third quarter fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the lowering of estimates of future revenues as a result of a challenging library market and lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

FOURTH QUARTER

Revenues for the fourth quarter were $163.0 million, down 7% from $175.1 million last year. Radio revenues for the fourth quarter were $58.3 million, up 1% from the corresponding period last year. The Ontario and Quebec regions delivered strong performances for the quarter, while a competitive environment continues to challenge the western region. Television revenues for the fourth quarter were $78.3 million, up 4% over the corresponding period last year. Continued growth in advertising revenue was achieved, up 2% for the quarter, while strong subscriber revenue growth of 5% over the prior year was also experienced. Content revenues for the fourth quarter were $27.7 million, a decrease of 37% from the prior year. Production and distribution revenues for the fourth quarter were $21.6 million, down 18% from the prior year. For the fourth quarter, 33 episodes were delivered compared to 31 in the same period last year. The branded consumer products business delivered revenues for the fourth quarter of $6.1 million, down 66% from the prior year. This decrease reflects the cyclical nature of the merchandising business, in particular the Beyblade property, which was down in the quarter compared to last year when August sales were driven by the international launch of Beyblade.

     Operating, general and administrative expenses for the fourth quarter were $120.1 million, down 10% from $133.4 million in the prior year. Radio expenses for the fourth quarter were $42.1 million, up 3% from the corresponding period last year, as the current years’ quarter included costs relating to reformatting stations in several markets. Television expenses were $49.5 million for the fourth quarter, up 8% from the prior year. This was largely attributed to increases in programming expenditures as Television ramped up for the important fall launch. Content expenses for the quarter were $27.6 million, down 39% from the prior year. The decrease is primarily due to lower film amortization expense and merchandising participation accruals resulting from lower revenues. Corporate overhead for the fourth quarter was $2.6 million, down from $3.0 million in the prior year.

     Depreciation expense for the fourth quarter was $6.4 million, a decrease of $0.3 million from last year. This change reflects the timing of capital expenditures. Amortization expense for the fourth quarter was $1.3 million, down from $2.1 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized. Interest expense for the fourth quarter was $13.6 million, down from $14.2 million last year primarily due to savings generated by a fixed-to-floating interest rate swap. The effective interest rate for the fourth quarter was 8.5% compared to 8.8% in the prior year. Other expense (income) for the fourth quarter was income of $3.2 million, compared to an expense of $1.5 million in the prior year. The current year’s quarter includes a derivative transaction gain of $2.5 million and foreign exchange gains of $1.4 million, while the prior year’s quarter includes foreign exchange losses of $2.4 million. The effective tax rate for the fourth quarter was 39.2%, compared to the statutory rate of 36.3%.

     Net income for the fourth quarter was $14.0 million, up from income of $12.4 million last year. Earnings per share for the fourth quarter was $0.33 basic and diluted, compared with earnings per share of $0.29 basic and diluted last year.

RISKS AND UNCERTAINTIES

Impact of regulation on Corus’ results of operations

Radio and Television

Corus’ Radio and Television business activities are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. Corus’ radio stations must also meet technical operating requirements under the Radiocommunication Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscribers fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC, could materially adversely affect Corus’ business and results of operations.

     In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunication Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if it were the owner of such Corus Class A Voting Shares.

     Corus’ radio, conventional television, specialty television, pay television, and digital audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act (Canada) to collecting societies which represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

     The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board of Canada. The Government of Canada may, from time to time, make amendments to the Copyright Act (Canada) to implement Canada’s international treaty obligations and for other obligations and for other purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

Content

Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that our programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition

Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

     The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the market place at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors. All of these factors could change rapidly and many are beyond our control. The lack of audience acceptance for our radio stations, television programs, specialty and pay television channels would have an adverse impact on our businesses, results of operations, prospects and financial condition.

Radio

The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected station could be negatively impacted, resulting in lower net revenues.

     Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly, and free-distribution newspapers, other print media, direct mail, and online computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Television

The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services such as A&E and CNN which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment which are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favorably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

     Corus pay television services are exclusive providers of premium movies and series, as well as classical movie offerings to Western Canadian subscribers. These services compete with pay-per-view movie offerings as well as Video-on-Demand offerings.

Content

The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital, than Corus has. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

     Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favorable to us. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain our penetration of broadcast schedules.

Risks associated with production of film and television programs

Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control.

     Production of film and television programs require a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

     Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 20% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties which allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

     Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenues from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

     Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Nelvana’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory which depends on the extent and term of any prior sale in that territory.

Intellectual property rights

Corus’ trade-marks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trade-marks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials, and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of our trade-marks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect our trade-marks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trade-marks, copyrights and other proprietary rights.

     Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trade-marks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

Technological developments

New or alternative media technologies and business models, such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television and Internet programming and video programming, and online publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on our business, results of operations or financial conditions.

Interest rate and foreign exchange risk

The Company manages its exposure to floating interest rates and U.S. dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. All such agreements are used for risk management purposes only. In order to minimize the risk of counterparty default under its swap agreements, Corus assesses the credit-worthiness of its swap counterparties. Currently 100% of the Company’s total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from A to AA-.

     Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates

The Company utilizes long-term financing extensively in its capital structure which includes banking facilities, and U.S. denominated senior subordinated notes as more fully described in note 12 to the consolidated financial statements.

     Interest on bank indebtedness is based on floating rates, while the Notes are fixed rate obligations. Corus utilizes its credit facility to finance day-to-day operations.

     As at August 31, 2004, approximately 73% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange

A significant portion of revenues and expenses for the Content business is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 13% of Corus’ total revenues were in foreign currencies, the majority of which were U.S. dollars. The foreign exchange risk is mitigated as the net cash flow from operations acts as a natural hedge against interest on unhedged U.S. denominated debt. As at August 31, 2004, approximately 94% of the Company’s long-term debt was fixed to exchange rates relative to Canadian dollars.

Contingencies

The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2004, there were no actions, suits or proceedings pending or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

FINANCIAL POSITION

Total assets at August 31, 2004 were $1.90 billion compared to $1.94 billion at August 31, 2003. The following discussion describes the significant changes in the consolidated balance sheets since August 31, 2003.

     Current assets increased by $57.8 million. Cash and cash equivalents and future tax asset increased by $51.4 million and $3.5 million, respectively. Accounts receivable decreased by $15.0 million. The increase in future tax asset reflects a net increase in loss carry-forwards resulting from a tax loss utilization plan implemented in the first quarter of fiscal 2004. The reduction in accounts receivable is primarily due to timing, and improved cash collections.

     Non-current assets decreased by $101.5 million. Tax credits receivable decreased by $16.3 million primarily due to tax credits collected during the period. Capital assets decreased by $7.3 million as capital expenditures of $17.4 million were offset by depreciation of $25.7 million. Program and film rights (current and non-current) increased by $23.8 million, as accruals for acquired rights of $128.9 million were offset by amortization of $105.5 million. Film investments decreased by $77.7 million, as net film spending of $47.6 million was exceeded by amortization of $142.8 million for the year. Included in film amortization is a fair value impairment write-down of approximately $85.0 million. Deferred charges decreased by $7.3 million due to amortization.

     Current liabilities decreased by $24.0 million. Accounts payable and accrued liabilities decreased by $12.4 million as a result of lower trade accounts payable and lower accruals for rights holders participation. Income taxes payable decreased by $11.6 million, as income taxes paid exceeded the current provision.

     Non-current liabilities increased by $3.7 million. Long-term debt decreased by $29.3 million, resulting from foreign exchange translation adjustments. Deferred credits increased by $17.4 million, as payments of $11.5 million for public benefits related to acquisitions were offset by $27.3 million in deferred foreign exchange gains for the year and other working capital adjustments. Net future tax liability (including current asset) remained essentially unchanged from the prior year. Other long-term liabilities increased as a result of accruals for long-term radio broadcast rights acquisitions.

     Share capital increased by $2.4 million due primarily to the exercise of employee stock options. Contributed surplus increased by $1.3 million as a result of expensing stock-based compensation for the year. Cumulative translation adjustment increased by $1.9 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $51.4 million in the year ended August 31, 2004. Cash provided by operating activities for the year was $84.9 million, compared to $64.6 million in the prior year. This improvement was the result of an increase in cash flow derived from operations and reduced expenditures related to film investments, offset by increased expenditures for program rights and increased investment in non-cash working capital. Cash used in investing activities was $32.4 million for the year, compared to $27.8 million in the prior year. The increase in cash used reflects an increase in capital expenditures and a decrease in proceeds from business divestitures. Cash used in financing activities in the year was $1.1 million, compared to $19.6 million in the prior year. This change reflects the fact that the Company has not increased its bank loans balance in the year. The Company paid $2.1 million in dividends to shareholders in fiscal 2004.

Liquidity

In fiscal 2002, Corus issued U.S.$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes (the “Notes”) due 2012 at a price of 99.186% of their aggregate principal amount. Cross-currency interest rate agreements have fixed the effective interest rates on the Notes at 9.33% and the exchange rate applicable to the principal portion of the debt has been fixed at Cdn.$1.6107 or Cdn.$604.0 million.

     In addition, the Company has available a $25.0 million revolving operating loan facility and a senior revolving credit facility, which at August 31, 2004 amounted to $195.0 million, all of which is revolving on a reducing basis until repayment on August 31, 2006. At August 31, 2004, the loan facility and $158.2 million of the credit facility was not utilized. Interest rates on these bank loans fluctuate with Canadian banker’s acceptances and LIBOR and averaged 3.9% for fiscal 2004 and 4.8% for fiscal 2003.

     These borrowings combined with cash generated from operations have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights for the Television business and to produce and acquire film assets for the Content business. For the past three years, these expenditures have been financed from cash generated from operations. The Company has no significant commitments related to the acquisition of capital assets. Over the past three fiscal years, the Company has reduced its investment in non-cash working capital.

     At August 31, 2004, the Company has a cash balance of $95.2 million, and a working capital balance of $140.2 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for fiscal 2005.

Net debt and adjusted net debt

At August 31, 2004, net debt was $433.9 million, down from $514.6 million at August 31, 2003. Adjusted net debt at August 31, 2004 was $545.5 million, down from $599.0 million at August 31, 2003.

Off-balance sheet arrangements and derivative financial instruments

The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

     The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency and interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge U.S. dollar denominated debt are offset against the corresponding exchange gains or losses on the hedged item. The carrying value of derivative financial instruments that do not qualify for hedge accounting is adjusted to reflect their current market value.

     At August 31, 2004, the consolidated balance sheet includes a fair value liability of $3.3 million related to an interest rate swap agreement. Net derivative transaction gains of $1.0 million are included in “Other expense (income), net” in the consolidated statements of income (loss) and retained earnings (deficit) for the year ended August 31, 2004.

     As at August 31, 2004, the minority shareholders of Telelatino Network Inc. had the right, through a put option, to require the Company to purchase their shareholdings. This put option expired November 16, 2004 without being exercised.

Contractual commitments

Corus has the following contractual commitments:

		LESS THAN	ONE TO	FOUR TO	AFTER
(thousands of Canadian dollars)	TOTAL	ONE YEAR	THREE YEARS	FIVE YEARS	FIVE YEARS

Long-term debt	640,764	—	36,764	—	604,000
Operating leases	99,046	19,449	29,229	19,991	30,377
Other long-term obligations	23,967	3,693	5,783	5,076	9,415

TRANSACTIONS WITH RELATED PARTIES

The Company has transacted business in the normal course of business with entities which are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

     During the year, the Company received cable and satellite service subscriber, programming and advertising fees of $92.3 million [2003 – $89.3 million] and production and distribution revenues of $3.1 million [2003 – $2.1 million] from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4.5 million [2003 –$3.6 million] and administrative and other fees of $1.5 million [2003 – $1.1 million] to related parties. As at August 31, 2004, the Company had $9.9 million [2003 – $20.2 million] receivable from related parties.

     The Company provided related parties with radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

     Through an investment in a partnership, Corus and a related party each had an indirect holding in certain assets, primarily consisting of a real estate property. In 2004, the related party’s interest in the assets was transferred to Corus in exchange for cash of $0.3 million and a promissory note of $1.1 million. As part of the transaction, Corus and the related party entered into an agreement effective August 26, 2004 for the related party’s use of the remaining assets. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The parties have agreed that the exchange amounts represent fair value consideration for the transactions.

     Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Notes and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as at August 31, 2004 was $6.8 million.

PENDING TRANSACTIONS

On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio stations total to 53, with presence in nine of Canada’s top 10 markets and 15 radio stations in the province of Quebec. As this is a non-monetary transaction at carrying value, there is no gain or loss anticipated on approval of this transaction. As at October 31, 2004, the Company is still awaiting regulatory approval for this transaction.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2004

Hedging relationships

In December 2001, the CICA issued Accounting Guideline-13, “Hedging Relationships” (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and applies to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. In June 2002, the Emerging Issues Committee issued EIC-128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, which establishes that a derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized on the balance sheet at fair value, with changes to fair value recognized in net income. The Company has applied the recommendations to its hedging relationships, and those that qualify continue to be accounted for using hedge accounting. The adoption of this standard had no impact on the Company’s results of operations or financial position.

Stock-based compensation and other stock-based payments

In October 2003, the CICA issued amended Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires that equity instruments awarded to employees be measured and expensed, thus eliminating the existing provisions which permit a company to only disclose the fair value. Fair value of the equity instruments would be used to measure compensation expense. As well, the transitional provisions that apply when a company adopts the fair value method have been modified to harmonize with U.S. standards, whereby alternative methods of transition to the fair value method are now permitted. The transitional provisions include both retroactive and prospective alternatives. However, the prospective method is only available to enterprises that elect to apply the fair-value based method of accounting for fiscal years beginning before January 1, 2004. The Company has elected to adopt the prospective approach for its fiscal year commencing September 1, 2003, and as a result has recorded the $1.3 million in compensation costs associated with stock options awarded to employees after August 31, 2003 in its operating, general and administrative expenses for the year ended August 31, 2004.

Impairment of long-lived assets

In April 2003, the CICA issued Handbook Section 3063, “Impairment of Long-lived Assets”, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section established standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S. impairment provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.

     Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value). The Company has adopted the new Section effective September 1, 2003 and the application did not have a material impact on the Company’s consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Variable interest entities

The CICA has issued a draft guideline on accounting for variable interest entities titled Accounting Guideline-15, “Consolidation of Variable Interest Entities” (“AcG-15”), which proposes amendments to the guideline to correspond with corresponding guidance in the United States. The accounting guideline, effective for periods beginning on or after November 1, 2004, provides guidance on consolidation and disclosure of variable interest entities. The Company will continue its assessment of the impact of the accounting guideline and the expected amendments. The Company does not expect a material impact on its financial position or results of operations in fiscal 2005.

GAAP hierarchy and general standards of financial statement presentation

In 2005, the Company will adopt the CICA issued new Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. The effect of any change in accounting policy made on adopting this Section applies only to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The Company does not expect these recommendations to have a significant impact on its consolidated financial statements upon adoption.

Asset retirement obligations

Effective 2005, the Company will adopt the CICA issued Section 3110, “Asset Retirement Obligations”. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. Section 3110 is applicable to fiscal years beginning on or after January 1, 2004 and must be applied retroactively with restatement of prior periods. The application of this standard is not expected to have a significant impact on the financial position or results of operations of the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investments in film and television programs, capital assets, long-term investments, current and future income taxes, goodwill and broadcast licenses. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments

The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write-down all or a portion of the unamortized costs of such film or television program, therefore impacting operating, selling and administrative expenses, and profitability.

     The fiscal 2004 results include a write-down of $85.0 million resulting from lower estimates of future revenue projections. No assurance can be given that unfavorable changes to revenue estimates will not continue to occur, which may again result in significant write-downs affecting our results of operations and financial conditions.

Broadcast licenses and goodwill

The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

     Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses, or that substantial cost or material modification of the existing terms and conditions will not be incurred.

     Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test. The key assumptions used in the test include forecasted segment profit and industry multiples. The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends or if future performance is below historical trends.

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets.

     The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

     The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit.

Investments

The Company’s consolidated balance sheets contain balances related to investments carried at historical cost. In certain cases, quoted market value has been lower than cost for several years. In each case management believes that persuasive evidence exists to indicate that the financial condition and near term prospects of the issuer are not impaired and that the Company has the intent and ability to retain its investment in the issuer until anticipated recovery in market value occurs. Therefore, management believes that the declines in market value are not other-than-temporary, and no write-down is required. No assurance can be given that a recovery will occur, and the prospect of a write-down sometime in the future remains present. At October 31, 2004, the carrying amount of investments held at cost exceeded their market value by $3.9 million.

OUTSTANDING SHARE DATA

As at year-end, 1,724,929 Class A Voting Shares and 41,014,099 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances. No changes have occurred to outstanding share balances since year-end.

     Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.